                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO. 4)
                   Under the Securities Exchange Act of 1934

                     Family Steak Houses of Florida, Inc..
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                     ------------------------------------
                        (Title of Class of Securities)

                              CUSIP Number:  307059105

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 23, 1997
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )





                               Page 1 of 11 Pages

                                 SCHEDULE 13D

CUSIP No. 307059105

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      90,970 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            975,290 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  90,970 shares of Common Stock

              10. Shared Dispositive Power

                  975,290 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,066,260 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    9.7%

14. Type of Reporting Person

    IN
                               Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      457,100 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  457,100 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    457,100 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    4.1%

14. Type of Reporting Person
    CO
                               Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       518,190 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   518,190 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    518,190 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    4.7%

14. Type of Reporting Person
    EP
                               Page 4 of 11 Pages

Item 1.  Security and Issuer
         -------------------

         This Amendment No. 4 to Schedule 13D constitutes an amendment to the
Schedule 13D filed with the Securities and Exchange Commission on December 26, 1996 by Glen F. Ceiley ("Ceiley"), Bisco Industries, Inc. ("Bisco") and the Bisco Industries, Inc. Profit Sharing Plan (the "Plan") (collectively, the "Reporting Persons"), with respect to shares of common stock, $.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Issuer") (the Schedule 13D, as previously amended, is referred to herein as the "Schedule"). Except as set forth herein, there has been no material change in the information set forth in the Schedule.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
         Item 3 of the Schedule is amended as follows:

         Mr. Ceiley purchased directly 90,970 Shares for a total consideration of $62,432.98 from his personal funds. Bisco purchased 457,100 shares for a total consideration of $372,915.69. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 518,190 shares for a total consideration of $294,608.89 using funds held in the Plan for investment purposes.

                               Page 5 of 11 Pages

Item 4.  Purpose of Transaction
         ----------------------
         Item 4 of the Schedule is amended as follows:

         Reference is made to the Schedule 14D-1 filed by Bisco on March 6, 1997, as amended, for a description of Bisco's offer to purchase up to 2,600,000 shares and related matters. On July 23, 1997, the Reporting Persons delivered to the Company a written demand for the Company to call and convene a special meeting of shareholders for the following purposes: (i) to amend the Company's bylaws to require the Company to redeem the "poison pill" recently adopted by the Company's Board of Directors and require prior shareholder approval for adoption of any "poison pill" or similar anti-takeover measure in the future;
(ii) to amend the Company's bylaws to provide that Section 607.0902 of the Florida Business Corporation Act shall not apply to control share acquisitions of shares of the Company; (iii) to remove three of the present members of the Board of Directors (Joseph M. Glickstein, Jr., Richard M. Gray and Robert J. Martin) and any person elected or designated by the Board to fill any vacancy or any directorships created on or after the date of the Company's 1997 Annual Meeting of Shareholders; and (iv) to elect as directors of the Company three nominees of Bisco Industries, Inc., to serve as directors until the Company's next annual meeting of shareholders and until their successors are elected and qualified. Subject to the Company's call of such special meeting, the Reporting Persons intend to solicit proxies for the approval of each of the proposals set forth in the demand letter. A copy of the Company's letter to the Company is attached hereto as Exhibit 1 attached hereto and incorporated herein by reference.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



                               Page 6 of 11 Pages

Item 5.  Interest in Securities of the Issuer
         ------------------------------------
         Item 5 of the Schedule is amended as follows:

         (a) As of the close of business on July 23, 1997, the Reporting Persons owned in the aggregate, 1,066,260 Shares, which represent approximately 9.7% of the 11,030,000 Shares outstanding as of May 7, 1997 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended April 2, 1997. In accordance with Rule 13d-5(b)(1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Ceiley, individually and as Trustee of the Plan, the Plan and Bisco may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

         As of the close of business on July 23, 1997, Mr. Ceiley beneficially owned an aggregate of 1,066,260 Shares, of which 90,970 Shares were owned by Mr. Ceiley individually, 457,100 Shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 518,190 Shares were held by Mr. Ceiley as sole Trustee of the Plan.

         (b) Mr. Ceiley has the sole power to vote and dispose of the Shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

         (c) Since May 19, 1997, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D, The reporting persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Not Applicable


Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit 1. Demand letter by Bisco Industries dated as of July 23, 1997.



                               Page 7 of 11 Pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 23, 1997



                           Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley



                               Page 8 of 11 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 23, 1997



                         Bisco Industries, Inc.


                                Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

                               Page 9 of 11 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 23, 1997


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                           Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee



                              Page 10 of 11 Pages

                                   SCHEDULE 1


The Reporting Persons have engaged in the following transactions in Shares since May 19, 1997, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D.

Transaction                   Number of       Price
   Date                         Shares      Per Share*    Purchaser
-----------                   -----------   -----------  -----------

05-21-97                       (1,200)        $  .875    Mr. Ceiley
06-10-97                         (930)         .78125    Mr. Ceiley
06-12-97                       (2,000)         .78125    Mr. Ceiley
07-01-97                         (500)         .78125    Mr. Ceiley





* Excluding commissions



                              Page 11 of 11 pages